SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13D-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

AgEagle Aerial Systems Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00848K 101
(CUSIP Number)

March 26, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1 (b)

☐    Rule 13d-1 (c)

☒    Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GreenBlock Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,035,277(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,035,277(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,035,277 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% (2)
12	TYPE OF REPORTING PERSON OO

(1) Includes options to purchase 188,705 shares of common stock.

(2) Based on 9,886,305 shares of common stock outstanding as reported in AgEagle Aerial System Inc.’s (formerly EnerJex Resources, Inc.) Current Report on Form 8-K filed with the Securities and Exchange Commission on March 28, 2018. The Reporting Person entered into an agreement with the issuer that includes a beneficial ownership limitation preventing exercise of the options (plus the number of common shares of the issuer held by the Reporting Person) into more than 9.9% of the number of shares of common stock of the issuer outstanding immediately prior to giving effect to the issuance of the shares of common stock upon exercise of the options.

Item 1.

	(a)	Name of Issuer:

AgEagle Aerial Systems Inc.(the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

117 S. 4th Street, Neodesha, Kansas 66757

Item 2.

	(a)	Name of Person Filing: GreenBlock Capital, LLC

	(b)	Address of Principal Business Office or if none, Residence:

420 Royal Palm Way #100 Palm Beach, FL 33480

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Common stock, par value $.001 per share (“Common Stock”)

	(e)	CUSIP Number: 00848K 101

Item 3.		Not Applicable

Item 4.		Ownership.

	(a)	Amount Beneficially Owned: As of the date hereof, the Reporting Person beneficially owns 1,035,277 shares of Common Stock, which includes options to purchase 188,705 shares of Common Stock.

	(b)	Percent of Class: 9.9%. The percentage is calculated based on 9,886,305 shares of Common Stock outstanding as reported in AgEagle Aerial System Inc.’s (formerly EnerJex Resources, Inc.) Current Report on Form 8-K filed with the Securities and Exchange Commission on March 28, 2018. The Reporting Person entered into an agreement with the Issuer that includes a beneficial ownership limitation preventing exercise of the options (plus the number of common shares of the Issuer held by the Reporting Person) into more than 9.9% of the number of shares of Common Stock outstanding immediately prior to giving effect to the issuance of the shares of Common Stock upon exercise of the options.

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 1,035,277 (includes options to purchase 188,705 shares of Common Stock)

(ii) shared power to vote or to direct the vote: -0-

(iii) sole power to dispose or to direct the disposition of: 1,035,277 (includes options topurchase 188,705 shares of Common Stock)

(iv) shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 5, 2018	GREENBLOCK CAPITAL, LLC

	By:	/s/ Chris Spencer
	Name:	Chris Spencer
	Title:	Partner